Summary of the Decisions

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") in compliance with the provisions of subsection III of article 30 of CVM Instruction 480/2009, hereby informs to the Shareholders and the market in general the Summary of Decisions taken at the 170th Shareholders’ Extraordinary General Meeting held on this date.

The Shareholders attending the 170th Shareholders’ Extraordinary General Meeting decided:

1.       To approve the sale of all shares, except 1 (one) common share, issued by Companhia de Eletricidade do Acre (hereinafter referred to as “Eletroacre”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 113,779,871.99 (One Hundred and Thirteen Million, Seven Hundred and Seventy-Nine Thousand, Eight Hundred and Seventy-One Brazilian Reais and Ninety-Nine cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017;

2.       To reject the dissolution and liquidation of Eletroacre;

3.       To approve that Eletrobras assumes the rights of Eletroacre, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 296,167 thousand (Two Hundred Ninety-Six Million, One Hundred and Sixty-Seven Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI

Summary of the Decisions

number 20, dated November 08, 2017, amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

4.       To approve the sale of all shares, except 1 (one) common share, issued by Centrais Elétricas de Rondônia S.A (hereinafter referred to as “Ceron”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 1,872,522,463.42 (One Billion, Eight Hundred and SeventyTwo Million, Five Hundred Twenty-Two Thousand, Four Hundred and Sixty-Three Brazilian Reais and Forty-Two cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017;

5.       To reject the dissolution and liquidation of Ceron;

6.       To approve that Eletrobras assumes the rights of Ceron, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 3,847,293 thousand (Three Billion, Eight Hundred Forty-Seven Million, Two Hundred and Ninety-Three Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

7.       To approve the sale of all shares, except 1 (one) common share, issued by Boa Vista Energia S.A (hereinafter referred to as “Boa Vista Energia”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distributoion Company in capital increase by Eletrobras, at an amount up to BRL 342,120,486.20 (Three Hundred and Forty-Two Million, One Hundred and Twenty Thousand, Four Hundred and Eighty-Six Brazilian Reais and Twenty cents), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017;

Summary of the Decisions

8.       To reject the dissolution and liquidation of Boa Vista Energia;

9.       To approve that Eletrobras assumes the rights of Boa Vista Energia, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 278,360 thousand (Two Hundred and Seventy-Eight Million, Three Hundred and Sixty Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

10.     To approve the sale of all shares, except 1 (one) common share, issued by Amazonas Distribuidora de Energia S.A (hereinafter referred to as “Amazonas Energia”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12783/2013 and in accordance with the conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI

Summary of the Decisions

number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or conversion of debts of said Distribution Company in capital increase by Eletrobras, amounting up to BRL 8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred Sixty-Six Thousand, Five Hundred and Fifty-Eight Brazilian Reais and Ninety-Four cents), provided that: (i) the unbundling of generation and transmission activities from the distribution activities of Amazonas Distribuidora de Energia S.A., with the transfer of Amazonas Geração e Transmissão S.A. to Eletrobras, happens until March 2, 2018, without any additional assumption of obligations by Eletrobras, in addition to those set forth in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; (ii) Amazonas Energia, prior to the assumption by Eletrobras of debts of said Distribution Company and/or conversion of debts of said Distribution Company in the capital increase referred to in this item 10, transfer the entirety of the shares issued by Amazonas Geração e Transmissão S.A. - Amazonas GT for Eletrobras and/or third party, aiming at the partial settlement of its debts and whose amount will be deducted from the adjustment amount of BRL 8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred and Sixty Six Thousand, Five Hundred and FiftyEight Brazilian Reais and Ninety-Four cents), except for subitem (iii), since it is not part of the model approved in the CPPI Resolution no. 20, of 2017;

11.     To reject the dissolution and liquidation of Amazonas Energia;

12.     To approve that Eletrobras assumes the rights of Amazonas Energia, regarding the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies on the base date of the studies considering the adjustments up to June 30, 2017, amounting up to BRL 4,055,549 thousand (Four Billion, Fifty-Five Million, Five Hundred and Forty-Nine Thousand Brazilian Reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

Summary of the Decisions

13.     To approve the sale of all shares, except one (1) common share, issued by Companhia Energética do Piauí (hereinafter referred to as “Cepisa”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council- CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 50,000.00 (Fifty Thousand Brazilian Reais), in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017;

14.     To reject the dissolution and liquidation of Cepisa;

15.     To Approve the sale of all shares, except 1 (one) common share, issued by Companhia Energética de Alagoas (hereinafter referred to as “Ceal”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12,783/2013 and in accordance with the conditions established under the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or the conversion of the debts of said Distribution Company in capital increase by Eletrobras, at an amount up to BRL 50,000.00 (Fifty Thousand Brazilian Reais), provided that there is execution and judicial homologation connected to the payment of salary differences arising out of Bresser Plan, in the period established by the 169th Extraordinary General Meeting, held on December 28, 2017;

16.     To reject the dissolution and liquidation of Ceal;

Summary of the Decisions

17.     To approve, according to Decree No. 1,091 of March 21, 1994, the free assignment, by Eletrobras, of the preemptive right to subscribe new shares to be issued by the distribution campanies, which transfers of controlling interest were approved under the terms of Items 1, 4, 10, 13 and 15 disclosed above, under the scope of the capital increase to be performed by the new controlling shareholder(s), winner(s) of the Privatization Auctions, to employees and retirees of the respective distribution companies, as provided for under the Resolution of the Investment Partnership Program Council – CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017;

18.     To approve the delegation of powers to the Eletrobras’ Board of Directors to resolve on the exercise of Eletrobras' option to increase the interest, up to 30% (thirty percent), in the capital of the Distribution Companies whose controlling interest’s transfers were approved, under the terms of Items 1, 4, 7, 10, 13 and 15 disclosed above, within the term of up to 6 (six) months, counted as of the date of execution of the respective controlling interest transfer agreement, as set forth in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments of the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; and

19.     To approve the adoption of measures for liquidation and dissolution of the distribution companies which transfers of controlling interests were not approved under the terms of Items 1, 4, 7, 10, 13 and 15 disclosed above, in case of noncompliance with the conditions set forth in items 10 and 15  disclosed above or the term established by the 169th Extraordinary General Meeting for the signing of the contract for the transfer of the shareholding control held by Eletrobras in the distribution companies.

Summary of the Decisions

The Company hereby informs that the minutes of meeting the 170th Extraordinary General Meeting, drawn up in the form of a summary of the events that occurred, including dissent and protest, containing the transcript only of the resolutions taken, as provided for in the first paragraph of article 130 of Law 6,404/76, shall be filed, within a period of up to 7 business days, counted from this date, on the Company's websites (www.eletrobras.com/ir), the Securities and Exchange Commission website (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão website (www.b3.com.br).

Brasília, February 8, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer